

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 29, 2017

Via email
Mr. Michael McLaren
Chief Executive Officer
Xfuels, Inc.
2309 19th Street
Didsbury Alberta Canada
T0M 0W0

>   **Re: Xfuels, Inc.**
>   **Form 10-K**
>   **Filed March 24, 2017**
>   **File No. 333-174304**

Dear Mr. McLaren:

We have reviewed your amendment dated June 8, 2017 and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year ended April 30, 2016

Item 9A. Controls and Procedures, page 29

1. You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (ICFR) was not effective based on certain criteria. Please tell us how you determined that a conclusion that your ICFR was not effective as of April 30, 2016, did not impact your conclusion regarding the effectiveness of your (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable

assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

2. In future filings please revise to provide reference to the 2013 COSO framework used, as your current disclosure does not reference "2013."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743, Tracey McKoy at (202) 551-3772 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction